EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Capstone California Corporation, a Delaware corporation, is doing business in California as Capstone California Corporation. The Company has taken steps to dissolve Capstone California Corporation in June 2004.

Capstone Turbine International, Inc., a Delaware wholly-owned subsidiary was formed in June 2004.

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